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EXHIBIT 5.1

                         MINUTES OF A SPECIAL MEETING OF
                            THE BOARD OF DIRECTORS OF
                         VOICE AND WIRELESS CORPORATION

                                February 25, 2002

         A Special meeting of the Board of Directors (the "Board") of Voice and Wireless Corporation, a Minnesota corporation (the "Company"), was called on Monday, February 25, 2002, at 11:00 a.m in Bloomington, Minnesota.

         Mr. Mark Haggerty, President and CEO of the Company presided and acted as Chairman of the meeting. Keith Witter, acted as secretary of the meeting. The following directors were present: Mark Haggerty and Keith Witter. All directors waived any notice requirements for the special meeting.

                PURCHASE OF THE ASSETS OF GREENVIEW ENERGY, INC.

         WHEREAS, the officers of the Company are currently negotiating a form of asset purchase agreement (the "Purchase Agreement") by and between the Company, and GreenView Energy, Inc. ("Seller") relating to the acquisition by the Company of certain assets of Seller (the "Assets"); and

         WHEREAS, the Board believes that it is advisable and in the best interests of the Company to enter into the Purchase Agreement in the Form attached as Exhibit "A" herein.

         On motion made, seconded and approved, the following resolutions were adopted:

         RESOLVED, that the Company is hereby authorized to acquire the Assets pursuant to such terms and conditions as the officers of the Company shall deem necessary or appropriate, as evidenced by their execution of a final Purchase Agreement.

         RESOLVED FURTHER, that, as consideration for the acquisition of the Assets, the Company is hereby authorized to waive any and all fees owed it by PowerSource Corporation, which owns 100% of GreenView Energy, Inc., and is estimated to be $261,000, but has never been carried on the Company's balance sheet.

         RESOLVED FURTHER, Mark Haggerty, Chairman and CEO, of the Company is hereby authorized, in his discretion, to execute and deliver, for and on behalf of the Company, such other agreements, instruments, certificates and other documents necessary to effectuate the terms of a final Purchase Agreement, including, but not limited to, executing the "Release of Claims" attached to Exhibit "A" herein as Schedule "E". Further, the Board ratifies any and all actions that Mr. Haggerty has taken in negotiating this Purchase Agreement.

         RESOLVED FURTHER, that the officers of the Company be, and they hereby are, authorized in their discretion, on behalf of the Company, to make all necessary filings, to seek all necessary consents, and to take any and all other actions which they deem necessary, appropriate or advisable, to pay all proper expenses and to execute, deliver, file and publish such other applications, statements, undertakings, certificates, agreements, instruments and other documents as they or any of them may deem necessary, appropriate or advisable to carry out the terms and provisions of the Purchase Agreement and all exhibits and schedules thereto and to carry out the intent and purposes of the foregoing resolutions.

         RESOLVED FURTHER, that subject to the execution and delivery of the Purchase Agreement and any and all agreements, documents and instruments related thereto, the officers of the Company are hereby authorized, in their discretion, to perform the obligations required to be performed by the Company thereunder.

         RESOLVED FURTHER, that this written action may be executed in counterparts. There being no further business, the meeting was adjourned at 11:30 am.

                                        Respectfully submitted,

                                        /s/ Keith Witter
                                        ------------------------------
                                        Keith Witter, Acting Secretary

/s/ Mark Haggerty
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Mark Haggerty, Chairman & CEO as Witness

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